Exhibit 99

Letter to Shareholders
Third Quarter 2026
In the extremely competitive third-quarter marketplace we maintained growth, though at a more moderate pace than in prior periods. Our net premiums written (NPW) grew 4% when compared with the third quarter of 2025, in part reflecting our rate reductions as we compete in this soft market. Our year-over-year policies in force (PIF) growth moderated slightly to 6%, but unit growth was still strong given our large base of customers. Of course we want units to increase, so we continue to create plans for growth in both our Personal Lines and Commercial Lines segments and will spend on media to spur growth as long as that spend remains efficient. All that said, as market growth turned slightly negative, our performance relative to peers remained strong, underscoring the resilience of our business. Our companywide margins continued to be strong, with the combined ratio (CR) during the quarter at 88.7 and 87.5 year to date (YTD).
Personal Lines – personal auto, special lines, and personal property – delivered strong profitability relative to seasonal targets during the third quarter. NPW of $19.9 billion increased 4% while the CR of 88.0 improved by 1.5 points, compared to the same quarter last year. Though new business applications were down slightly against third quarter 2025, renewal applications increased by 9% and PIFs grew by 6% during the period.
We continue to invest aggressively across channels to obtain new customers and retain our existing ones. Quarterly media spend was up 18% over last year, driving new business volume at elevated but still efficient customer acquisition costs, and we continue to invest in agency growth incentives across most states and agencies. On the non-acquisition expense side, we remain focused on expense discipline and reduced our Personal Lines vehicle non-acquisition expense ratio by 0.4 points YTD versus the prior year period, through operating efficiency gains.
During the quarter, our personal vehicle business NPW increased 4%, while PIFs rose 7%, at a better than target 88.7 CR. We continue to benefit from the enhanced segmentation and risk selection of our latest personal auto product model (9.0), which was in-market in 21 states that represented 55% of personal auto PIFs and 53% of trailing 12-month personal auto NPW at quarter end.
In personal property, we continued to prioritize profitability and portfolio quality by focusing on lower-risk properties, reducing exposure in catastrophe-prone markets, and encouraging bundled homeowners business. These actions contributed to a CR of 72.8 for the quarter and 76.3 year to date. As the health of our property insurance business has improved, we have begun shifting our focus toward growth opportunities in markets where we believe we can confidently achieve our target returns. New business applications in our homeowners product (which excludes our renters and umbrella products) increased 22%, compared to the third quarter last year.
Speaking of personal property, we are excited about the progress our dedicated personal property claims organization is making to create competitive advantage, as we apply the playbook that has worked so well in personal auto, special lines, and Commercial Lines, where we’re #1.
Our success in claims has been grounded in our Guiding Principles for more than twenty years. It’s a balance of Accuracy, Efficiency, Customer Experience, and Employee Engagement that has served us extremely well. Leveraging the combination of Progressive’s enterprise strengths and evolving property expertise, we are building a property claims organization with outstanding leadership, forward-thinking technology solutions, and a stellar training experience for which Progressive is known.

I often talk about the investments we make in people, processes, technology, and data, and that certainly applies here. Since the end of 2017, we have increased our dedicated personal property staff more than fivefold, bringing adjusting functions in-house that we previously outsourced. We are also about to open a state-of-the-art training facility in Arizona. This is a purpose-built, immersive, learning environment designed to bridge the gap between classroom instruction and real-world field application. This hands-on component of the training journey enables learners to apply inspection, estimating, and customer-service skills in a realistic residential setting before ever working with customers.
Unlike traditional training environments, the facility incorporates real damaged materials and construction components sourced from contractors and restoration partners. These items provide exposure to actual fire, water, smoke, and other property damage conditions, giving learners hands-on experience identifying and evaluating real-world losses. Technology is integrated throughout the environment to support modern claims processes, including audiovisual capabilities, scenario-based learning, estimating exercises, and opportunities to practice vendor coordination and mobile device workflows.
Our customers are noticing the progress being made, with this recent survey comment as proof. This came from a customer named Joy, whom we were privileged to serve.
“Keke is a huge asset to progressive insurance! She is knowledgeable, patient, kind and takes the time to walk the claimant through every step. I’m not sure I would have been able to complete the claim process, had it not been for Keke. I cannot say enough good things about her. I’m 69 years old and deal with people in customer service on a regular basis. Many are impatient, and at times even rude. Keke deserves to be recognized for going above and beyond what her job is! I hope this survey helps in getting her the recognition she deserves. A gold star is in order for Keke. I will never forget the great experience. I had with her throughout this claim. She makes progressive a better company!”
That kind of feedback is what we aim to achieve from every customer who has a claim with us.
Our Commercial Lines (CL) business finished the third quarter with NPW growth of 9% at a 92.6 CR. Core commercial auto continued to be a significant contributor to NPW growth in the quarter, driven by an increase in both new and renewal applications, which we attribute to targeted rate decreases in states and business market targets in which we have margin and increased investment in advertising and agent incentives. New business application growth was driven by both increased quoting, particularly in our trucking products, and improved conversion.
Based on data from S&P Global Market Intelligence, the commercial auto industry, excluding Progressive, finished the first half of 2026 with an estimated CR of approximately 104, highlighting continued profitability challenges across the market. In response, competitors continued taking rate and underwriting actions. Industry data, including second quarter 2026 survey results from the Council of Insurance Agents & Brokers, shows commercial auto rate increases continue in the mid-single digits. We believe our competitive position will continue to strengthen as competitors raise rates and tighten underwriting. We are also optimistic that increased shopping activity in the market, reflected in the higher level of quoting we are seeing, will continue to support new business growth.
We continue to invest in our products and segmentation and, in the third quarter, we launched our new 8.4 core auto product model in two states. This new product adds meaningful segmentation capabilities that we believe drive profitable growth, while expanding our appetite to include trucking segments we have not previously served. We expect to elevate our 8.4 model in five additional states in the fourth quarter, with all seven states representing 15% of our countrywide trailing 12-month core commercial auto NPW as of the end of the third quarter 2026.
We launched our business owners’ policy (BOP) product in California during the third quarter, bringing our total state rollout to 47 states. California, with over four million small businesses, is the largest small business insurance market in the country and represents a significant growth opportunity.

In the third quarter, Progressive’s fourth Keys to Progress® semi-truck giveaway honored former U.S. Army National Guard Specialist Fahad Al-Kadhim during an event in Phoenix, Arizona. At the event, our CL team presented Specialist Fahad Al-Kadhim with a 2024 Freightliner Cascadia semi-truck to help him take the next step toward owning his own trucking business. Fahad was born and raised in Baghdad, Iraq. After his family assisted the U.S. during the Iraq War, he was kidnapped and held for ransom at age 17. Fahad later served as a U.S. Army interpreter before moving to Jordan for his safety and eventually immigrating to the United States. Here, he worked his way from a temporary warehouse role to CDL driver, trainer, and training manager. In 2020, Fahad joined the Michigan Army National Guard as a motor transport operator. Fahad said his goal is to build a successful business so his daughters have opportunities he did not. To me, stories like Fahad’s are a powerful reminder of what our Purpose looks like in action.
Through the first three quarters of 2026, solid operating performance and investment income generated significant capital, providing ample capacity to fund growth, consider corporate development opportunities, investment risk, and share repurchases, or return under-leveraged capital to shareholders. We repurchased over $1.5 billion of our common shares in the first nine months of 2026. We haven’t spent that much in any given calendar year for at least the last two decades. We continue to retain significant financial flexibility through our current capital position and a debt-to-total capital ratio of 19.6%.
In the third quarter 2026, our investment portfolio generated a return of -1.5%. We believe our conservative investment allocation could be beneficial if volatility continues in the capital markets during the rest of the year.
I’ve often described how Progressive has a culture where we all pull together toward a common Purpose: Helping people move forward and live fully. One of my favorite traditions is closing these letters with a few anecdotes about our employees—whom we refer to internally simply as “Progressive people”—that exemplify this one-of-a-kind culture, often in their own words.
The first comes from Jessica, who works in our Customer Relationship Management organization and described a recent interaction with a customer that really hits home. Jessica wrote, “I talked with a customer who was embarrassed to call at first because he’d fallen on hard times. This is a judgment-free zone, so I just talked to him for a while and showed that we’re all humans at Progressive who just want to help. With that reassurance, he was ready to ask questions and get back on track with us. Before he got off the line, he said it meant a lot that Progressive doesn’t judge him and that we’ve always stood by him.”
Next, I wanted to share a story from a customer about claims employees Juliet and Kaylin, because it touches on how we strive to balance technology with human interaction. The customer wrote, “Juliet and her boss, Kaylin, who stepped in seamlessly while Juliet was on PTO, were both amazing. I truly felt like they were my friends and not just claims agents. Rather than feeling alone in the chaotic time after an accident and health issue, they made me feel supported and like they had my back. Their teamwork should be used as an example. I also want to commend their balance of AI technology and human interaction. I think to date that is the best balance I’ve experienced to both speed up certain processes while maintaining the comforts of human interaction.”
Another customer who had been with another carrier for more than 40 years described his experience with Selena and Donny in our claims department, saying, “Selena and Donny made it so easy, and I’m particularly impressed with their level of professionalism. It felt like genuine caring and old-school customer service. They even spent a lot of time helping me figure out how to take a video and upload pictures. Afterwards, I told my wife what a relief that was.”
My final story—for this letter anyway—comes from an annual event where we invite employees from across the country to tour our Cleveland headquarters and spend a night together at Progressive Field® (thank you, Guardians, for an incredible season!). To be selected for this trip, employees write essays about something they’ve done that embodies our Purpose of helping people move forward and live fully. Narrowing down the thousands of entries we receive is no easy task, but here’s one from the most recent group we hosted in September that really stood out.

It comes from a Customer Relationship Management supervisor named Chris, who wrote in his essay, “I’m a passionate advocate for children’s literacy and community learning. Each summer, I take advantage of Progressive’s Volunteer Time Off benefit to partner with our local library to help families build Little Free Libraries for their own yards—small projects that create lasting access to books and imagination. For years, I’ve believed that removing hands-on trades from schools was a serious loss. These projects reaffirm why practical skills still matter. At every build, participants tell me how lucky they feel to be involved. I always remind them that I am the fortunate one—to have an employer who supports flexibility and to have learned, as a younger man, the skills that now allow me to give back. To date, we’ve built more than 300 Little Free Libraries, reaching countless children across the county. All it takes is a little know-how, reclaimed wood, and a shared belief that communities grow stronger when we invest in their youngest readers.”
To wrap up, regardless of whether we are in a hard or soft industry cycle, our goal is always the same: grow as fast as we can and make at least four cents of underwriting profit all while taking care of our customers in the way they have come to expect. That clear objective reflects our decades of transparency and clarity of our goals. We believe that certainty is appreciated by employees and investors alike. As we head into the last quarter of the year, we will push for growth by balancing a competitively priced product for our customers while meeting our underwriting goals.
Stay well and be kind to others,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer

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